Management’s Discussion and Analysis

May 5, 2026

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2025, dated February 25, 2026 (the 2025 annual MD&A).

This MD&A, for the three months ended March 31, 2026, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three months ended March 31, 2026, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2025, and the 2025 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 25, 2026 (the 2025 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A and is not incorporated into this MD&A by reference.

References to “we”, “our”, “Suncor”, “Suncor Energy” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.

Basis of Presentation

Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor’s ownership of Fort Hills and interest in Syncrude.

Common Abbreviations

For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.

2026 First Quarter Suncor Energy Inc. 5

Management’s Discussion and Analysis

1. First Quarter Highlights

●	Financial results. Adjusted funds from operations(1) were $4.030 billion ($3.39 per common share), compared to $3.045 billion ($2.46 per common share) in the prior year quarter. Adjusted operating earnings(1) were $2.300 billion ($1.93 per common share), compared to $1.629 billion ($1.31 per common share) in the prior year quarter.
●	Returned value to shareholders. Suncor returned over $1.5 billion of value to shareholders, with $825 million in share repurchases and $712 million in dividends.
●	2026 projected share repurchases increased by over 30%. Subsequent to the quarter, Suncor increased its planned monthly share repurchases from $275 million per month to $350 million per month, projecting total 2026 share repurchases of nearly $4 billion for 2026, an increase of over 30% relative to 2025 share repurchases.
●	Record first quarter upstream production. Upstream production was a first quarter record of 875,200 bbls/d, 22,000 bbls/d higher than the prior year quarter and featured record first quarter Oil Sands production and record quarterly production at Fort Hills.
●	Record first quarter refining throughput. Refining throughput was a first quarter record of 497,800 bbls/d, 15,100 bbls/d higher than the prior year quarter. Refinery utilization(2) was 97% in the first quarter of 2026 and reflects the 10% increase in refining network nameplate capacity to 511,000 bbls/d effective January 1, 2026.
●	Record quarterly refined product sales. Refined product sales increased to a quarterly record of 680,900 bbls/d, 76,000 bbls/d higher than the prior year quarter as Suncor capitalized on global export sales opportunities.

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. All prior quarter utilization rates have been restated to reflect this change.

6 2026 First Quarter Suncor Energy Inc.

2. Consolidated Financial and Operating Information

Financial Highlights

	Three months ended March 31
($ millions)	2026	2025
Earnings (loss) before income taxes
Oil Sands	1 516	1 675
Exploration and Production	382	158
Refining and Marketing	1 650	672
Corporate and Eliminations	(722)	(215)
Income tax expense	(726)	(601)
Net earnings	2 100	1 689
Adjusted operating earnings (loss)(1)
Oil Sands	1 574	1 620
Exploration and Production	382	158
Refining and Marketing	1 684	667
Corporate and Eliminations	(583)	(229)
Income tax expense included in adjusted operating earnings	(757)	(587)
Total	2 300	1 629
Adjusted funds from (used in) operations(1)
Oil Sands	2 894	2 810
Exploration and Production	562	330
Refining and Marketing	1 981	902
Corporate and Eliminations	(630)	(349)
Current income tax expense	(777)	(648)
Total	4 030	3 045
Change in non-cash working capital	(1 595)	(889)
Cash flow provided by operating activities	2 435	2 156
Capital expenditures(2)
Asset sustainment and maintenance	580	498
Economic investment	496	589
Total	1 076	1 087
Free funds flow(1)	2 913	1 900

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Excludes capitalized interest of $41 million in the first quarter of 2026, compared to $58 million in the first quarter of 2025.

2026 First Quarter Suncor Energy Inc. 7

Management’s Discussion and Analysis

Operating Highlights

	Three months ended March 31
(mbbls/d, unless otherwise noted)	2026	2025
Upstream
Production volumes
Oil Sands – Upgraded – net SCO and diesel	519.3	536.6
Oil Sands – Non-upgraded bitumen	279.5	254.3
Total Oil Sands production volumes	798.8	790.9
Exploration and Production	76.4	62.3
Total upstream production	875.2	853.2
Upstream sales	872.1	828.4
Downstream
Refinery utilization(1) (%)	97	94
Refinery crude oil processed	497.8	482.7
Refined product sales	680.9	604.9
(1)	Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. All prior quarter utilization rates have been restated to reflect this change.

Financial Results

Net Earnings and Adjusted Operating Earnings

Adjusted Operating Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2026	2025
Net earnings	2 100	1 689
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	139	(14)
Unrealized loss (gain) on risk management activities	92	(60)
Income tax (recovery) expense on adjusted operating earnings adjustments	(31)	14
Adjusted operating earnings(1)	2 300	1 629

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s consolidated net earnings for the first quarter of 2026 were $2.100 billion, compared to $1.689 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.

Other items affecting net earnings over these periods included:

●	An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $139 million recorded in financing expenses in the Corporate and Eliminations segment in the first quarter of 2026, compared to a gain of $14 million in the first quarter of 2025.
●	An unrealized loss on risk management activities of $92 million recorded in other income in the first quarter of 2026, compared to an unrealized gain of $60 million in the first quarter of 2025.
●	An income tax recovery related to the items noted above of $31 million in the first quarter of 2026, compared to an expense of $14 million in the first quarter of 2025.

8 2026 First Quarter Suncor Energy Inc.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)

(1)	For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings increased to $2.300 billion ($1.93 per common share) in the first quarter of 2026, compared to $1.629 billion ($1.31 per common share) in the prior year quarter, primarily due to increased downstream margins and upstream price realizations, and increased upstream and downstream sales volumes, partially offset by increased operating and transportation expenses associated with the higher sales volumes. Adjusted operating earnings were also impacted by a strengthening of benchmark pricing in the current quarter, resulting in a first-in, first-out (FIFO) inventory valuation gain, partially offset by a deferral of intersegment profit.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations increased to $4.030 billion ($3.39 per common share) in the first quarter of 2026, compared to $3.045 billion ($2.46 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings discussed above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $2.435 billion ($2.05 per common share) in the first quarter of 2026, compared to $2.156 billion ($1.74 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a larger use of cash associated with the company’s working capital balances in the first quarter of 2026, compared to the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The use of cash in the first quarter of 2026 was primarily due to an increase in benchmark pricing which drove increased accounts receivable and increased inventory balances, partially offset by an increase in accounts payable and accrued liabilities.

Operating, Selling and General Expenses

	Three months ended March 31
($ millions)	2026	2025
Operations, selling and corporate costs	2 938	2 666
Commodities	520	486
Share-based compensation(1)	320	145
Total operating, selling and general (OS&G) expenses	3 778	3 297

(1)	In the first quarter of 2026, share-based compensation expense of $320 million included $104 million in the Oil Sands segment, $6 million in the E&P segment, $47 million in the R&M segment and $163 million in the Corporate and Eliminations segment. In the first quarter of 2025, share-based compensation expense of $145 million included $47 million in the Oil Sands segment, $2 million in the E&P segment, $25 million in the R&M segment and $71 million in the Corporate and Eliminations segment.

OS&G expenses were $3.778 billion in the first quarter of 2026, compared to $3.297 billion in the prior year quarter with the increase primarily due to increased share-based compensation expense, higher upstream and downstream sales volumes, increased maintenance activities and higher commodity input costs. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.

2026 First Quarter Suncor Energy Inc. 9

Management’s Discussion and Analysis

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2025 annual MD&A.

		Average for the three months ended March 31
		2026	2025
WTI crude oil at Cushing	US$/bbl	72.15	71.40
Dated Brent crude	US$/bbl	80.95	75.70
Dated Brent/Maya crude oil FOB price differential	US$/bbl	15.45	11.10
MSW at Edmonton	Cdn$/bbl	93.85	95.30
WCS at Hardisty	US$/bbl	58.00	58.75
WCS-WTI heavy/light differential	US$/bbl	(14.15)	(12.65)
SYN-WTI differential	US$/bbl	(0.40)	(2.35)
Condensate at Edmonton	US$/bbl	71.65	69.90
Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.90	2.05
Alberta Power Pool Price	Cdn$/MWh	32.15	39.80
New York Harbor 2-1-1 crack(1)	US$/bbl	35.40	21.05
Chicago 2-1-1 crack(1)	US$/bbl	23.05	14.65
Portland 2-1-1 crack(1)	US$/bbl	38.25	22.30
Gulf Coast 2-1-1 crack(1)	US$/bbl	32.55	20.85
U.S. Renewable Volume Obligation	US$/bbl	8.75	4.75
Suncor custom 5-2-2-1 index(2)	US$/bbl	35.70	26.80
Exchange rate (average)	US$/Cdn$	0.73	0.70
Exchange rate (end of period)	US$/Cdn$	0.72	0.69

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2025 annual MD&A.

10 2026 First Quarter Suncor Energy Inc.

3. Segment Results and Analysis

Oil Sands

Financial Highlights

	Three months ended March 31
($ millions)	2026	2025
Operating revenues	7 514	7 141
Less: Royalties	(712)	(815)
Operating revenues, net of royalties	6 802	6 326
Earnings before income taxes	1 516	1 675
Adjusted for:
Unrealized loss (gain) on risk management activities	58	(55)
Adjusted operating earnings(1)	1 574	1 620
Adjusted funds from operations(1)	2 894	2 810
Free funds flow(1)	2 148	2 061

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings were $1.574 billion in the first quarter of 2026, compared to $1.620 billion in the prior year quarter, with the decrease primarily due to increased operating expenses, including increased share-based compensation expenses, commodity input costs and asset advancement expenses, and increased exploration expense, partially offset by increased price realizations and sales volumes.

2026 First Quarter Suncor Energy Inc. 11

Management’s Discussion and Analysis

Production Volumes

	Three months ended March 31
(mbbls/d)	2026	2025
Total Oil Sands bitumen production	933.9	937.3
Upgraded – net SCO and diesel
Oil Sands operations(1)(2)	378.7	361.3
Syncrude(1)(2)	172.1	206.0
Inter-asset transfers and consumption(3)(4)	(31.5)	(30.7)
Upgraded – net SCO and diesel production	519.3	536.6
Non-upgraded bitumen
Oil Sands operations	161.1	165.3
Fort Hills	187.2	176.4
Syncrude	16.4	—
Inter-asset transfers(5)	(85.2)	(87.4)
Non-upgraded bitumen production	279.5	254.3
Oil Sands production volumes to market
Upgraded – net SCO and diesel	519.3	536.6
Non-upgraded bitumen	279.5	254.3
Total Oil Sands production volumes	798.8	790.9

(1)	Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput.
(2)	Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.
(3)	Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the first quarter of 2026, Oil Sands operations produced 17,300 bbls/d of internally consumed products, of which 9,200 bbls/d was consumed at Oil Sands operations, 6,400 bbls/d was consumed at Fort Hills and 1,700 bbls/d was consumed at Syncrude. Syncrude produced 3,500 bbls/d of internally consumed products.
(4)	In the first quarter of 2026, upgraded inter-asset transfers consisted of 10,700 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.
(5)	In the first quarter of 2026, non-upgraded inter-asset transfers consisted of 66,900 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base, 16,400 bbls/d of bitumen that was transferred from Syncrude to Oil Sands operations and 1,900 bbls/d of bitumen that was transferred from Firebag to Syncrude.

Total Oil Sands bitumen production of 933,900 bbls/d was comparable to the prior year quarter of 937,300 bbls/d and featured record quarterly production at Fort Hills. Current quarter bitumen production was also impacted by maintenance at Syncrude and the impact of a third-party natural gas input pipeline curtailment in the region. Syncrude maintenance was partially mitigated by Suncor’s regional asset integration, which allowed Suncor to redirect Syncrude bitumen to Upgrading at Oil Sands Base.

The company’s net SCO production was 519,300 bbls/d in the first quarter of 2026, compared to 536,600 bbls/d in the prior year quarter, with record quarterly upgrader utilization of 108% at Oil Sands Base and upgrader utilization of 84% at Syncrude, which was impacted by increased maintenance activities, compared to 103% and 100%, respectively, in the prior year quarter.

Non-upgraded bitumen production increased to 279,500 bbls/d in the first quarter of 2026, compared to 254,300 bbls/d in the prior year quarter, primarily due to decreased upgrader availability.

12 2026 First Quarter Suncor Energy Inc.

Sales Volumes

	Three months ended March 31
(mbbls/d)	2026	2025
Upgraded – net SCO and diesel	510.0	528.5
Non-upgraded bitumen	287.0	244.9
Total	797.0	773.4

SCO and diesel sales volumes were 510,000 bbls/d in the first quarter of 2026, compared to 528,500 bbls/d in the prior year quarter, with the decrease primarily due to lower SCO production volumes in the current quarter.

Non-upgraded bitumen sales volumes increased to 287,000 bbls/d in the first quarter of 2026, compared to 244,900 bbls/d in the prior year quarter, primarily due to increased non-upgraded bitumen production volumes and a draw of inventory in the current quarter compared to a build of inventory in the prior year quarter.

Price Realizations(1)(2)

Before royalties	Three months ended March 31
($/bbl)	2026	2025
Upgraded – net SCO and diesel	101.08	99.27
Non-upgraded bitumen	79.77	78.00
Weighted average	93.41	92.54
Weighted average crude, relative to WTI	(5.56)	(9.92)

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

Oil Sands price realizations increased in the first quarter of 2026 compared to the prior year quarter, primarily due to higher SCO benchmark pricing and stronger bitumen price realizations from increased U.S. Gulf Coast sales.

Royalties

Royalties for the Oil Sands segment decreased in the first quarter of 2026 compared to the prior year quarter, primarily due to lower Canadian heavy crude pricing.

Expenses and Other Factors

Total Oil Sands operating expenses increased in the first quarter of 2026 compared to the prior year quarter, primarily due to increased sales volumes, increased maintenance activities, higher share-based compensation expense and higher commodity input costs.

Depreciation, depletion and amortization (DD&A) expense increased in the first quarter of 2026 compared to the prior year quarter, primarily due to the commissioning of new assets and new leases entered into during the quarter.

Exploration expenses increased in the first quarter of 2026 compared to the prior year quarter, primarily due to In Situ development work.

Transportation costs increased in the first quarter of 2026 compared to the prior year quarter, primarily due to increased exports to the U.S. Gulf Coast.

Financing expense and other, which includes other income, were comparable to the prior year quarter.

2026 First Quarter Suncor Energy Inc. 13

Management’s Discussion and Analysis

Cash Operating Costs

	Three months ended March 31
($ millions, except as noted)	2026	2025
Oil Sands OS&G(1)	2 712	2 392
Oil Sands operations cash operating costs reconciliation
Oil Sands operations OS&G	1 406	1 286
Non-production costs(3)	95	126
Excess power capacity and other(4)	(96)	(95)
Oil Sands operations cash operating costs(2)	1 405	1 317
Oil Sands operations production volumes (mbbls/d)	539.8	526.6
Oil Sands operations cash operating costs(2) ($/bbl)	28.95	27.80
Fort Hills cash operating costs reconciliation
Fort Hills OS&G	679	617
Non-production costs(3)	(100)	(74)
Excess power capacity(4)	(5)	(5)
Fort Hills cash operating costs(2)	574	538
Fort Hills production volumes (mbbls/d)	187.2	176.4
Fort Hills cash operating costs(2) ($/bbl)	34.10	33.85
Syncrude cash operating costs reconciliation
Syncrude OS&G	745	659
Non-production costs(3)	(28)	14
Excess power capacity(4)	(1)	(3)
Syncrude cash operating costs(2)	716	670
Syncrude production volumes (mbbls/d)	188.5	206.0
Syncrude cash operating costs(2) ($/bbl)	42.20	36.10

(1)	Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the first quarter of 2026, Oil Sands OS&G included ($118) million of inventory changes and internal transfers. In the first quarter of 2025, Oil Sands OS&G included ($170) million of inventory changes and internal transfers.
(2)	Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(3)	Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs, asset advancement costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.
(4)	Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $28.95 in the first quarter of 2026, compared to $27.80 in the prior year quarter, with the increase primarily due to a higher proportion of Fort Hills and Syncrude bitumen being directed to upgrading at Oil Sands Base and higher commodity input costs, partially offset by increased production volumes.

Fort Hills cash operating costs per barrel(1) were $34.10 in the first quarter of 2026, compared to $33.85 in the prior year quarter, with the increase primarily due to increased commodity input costs, partially offset by increased production volumes.

Syncrude cash operating costs per barrel(1) were $42.20 in the first quarter of 2026, compared to $36.10 in the prior year quarter, with the increase primarily due to decreased production volumes and increased maintenance activities, partially offset by a lower proportion of Firebag bitumen being directed to upgrading at Syncrude.

Planned Maintenance Update

Updates to the planned maintenance activities affecting the Oil Sands segment, as discussed in the 2025 annual MD&A, are as follows:

●	Planned maintenance at the Syncrude Plant and Mine originally scheduled for the second quarter has been deferred to the third quarter.

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

14 2026 First Quarter Suncor Energy Inc.

Exploration and Production

Financial Highlights

	Three months ended March 31
($ millions)	2026	2025
Operating revenues(1)	961	729
Less: Royalties(1)	(229)	(192)
Operating revenues, net of royalties	732	537
Earnings before income taxes	382	158
Adjusted operating earnings(2)	382	158
Adjusted funds from operations(2)	562	330
Free funds flow(2)	434	121

(1)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. See the E&P price realizations table in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the first quarter of 2026 increased to $382 million, compared to $158 million in the prior year quarter, primarily due to increased sales volumes and higher price realizations as a result of higher benchmark pricing, partially offset by increased operating and transportation expenses and increased royalties.

Volumes

	Three months ended March 31
(mbbls/d)	2026	2025
E&P Canada	71.1	55.6
E&P International	5.3	6.7
Total production	76.4	62.3
Total sales volumes	75.1	55.0

E&P production increased to 76,400 bbls/d in the first quarter of 2026, compared to 62,300 bbls/d in the prior year quarter, and featured strong production at all assets.

Total E&P sales volumes increased to 75,100 bbls/d in the first quarter of 2026, compared to 55,000 bbls/d in the prior year quarter, primarily due to increased production and the timing of cargo sales in E&P Canada.

Price Realizations(1)(2)

Before royalties	Three months ended March 31
($/bbl)	2026	2025
E&P Canada	114.41	108.18

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

E&P price realizations increased in the first quarter of 2026 compared to the prior year quarter, in line with the increase in benchmark prices for Brent crude.

Royalties

E&P royalties, excluding the impact of Libya, increased in the first quarter of 2026 compared to the prior year quarter, primarily due to the increase in sales volumes and price realizations.

Expenses and Other Factors

Operating and transportation expenses increased in the first quarter of 2026 compared to the prior year quarter, primarily due to increased sales volumes.

Planned Maintenance Update for Operated Assets

There are no updates to the planned maintenance activities affecting the E&P segment as discussed in the 2025 annual MD&A.

2026 First Quarter Suncor Energy Inc. 15

Management’s Discussion and Analysis

Refining and Marketing

Financial Highlights

	Three months ended March 31
($ millions)	2026	2025
Operating revenues	9 129	7 628
Earnings before income taxes	1 650	672
Adjusted for:
Unrealized loss (gain) on risk management activities	34	(5)
Adjusted operating earnings(1)	1 684	667
Adjusted funds from operations(1)	1 981	902
Free funds flow(1)	1 749	722

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the first quarter of 2026 increased to $1.684 billion, compared to $667 million in the prior year quarter, primarily due to a significant first-in, first-out (FIFO) inventory valuation gain related to the strengthening of benchmark crude pricing in the current quarter, higher benchmark crack spreads and increased refinery production, partially offset by a related increase in operating and transportation expenses.

Volumes

	Three months ended March 31
	2026	2025
Crude oil processed (mbbls/d)	497.8	482.7
Refinery utilization(1) (%)	97	94
Refined product sales (mbbls/d)
Gasoline	269.3	262.8
Distillate	318.1	262.6
Other	93.5	79.5
Total	680.9	604.9
Refinery production(2) (mbbls)	47 581	45 798
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	59.10	36.70
Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	48.25	38.00
Refining operating expense(3) ($/bbl)	6.75	6.75

(1)	Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units. Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. All prior quarter utilization rates have been restated to reflect this change.
(2)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(3)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refining throughput increased to a first quarter record of 497,800 bbls/d compared to 482,700 bbls/d in the prior year quarter due to incremental capacity additions resulting from debottlenecking activities and sustained strong operating performance through the current quarter. Refinery utilization(1) was 97% in the first quarter of 2026 and reflects the 10% increase in refining network nameplate capacity to 511,000 bbls/d effective January 1, 2026.

Refined product sales increased to a quarterly record of 680,900 bbls/d, compared to 604,900 bbls/d in the prior year quarter, as Suncor capitalized on global export sales opportunities while continuing to deliver more domestic volumes through retail growth and strategic partnerships. Sales volumes reflected higher refinery production in the quarter, partially driven by higher secondary unit utilization.

(1)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. All prior quarter utilization rates have been restated to reflect this change.

16 2026 First Quarter Suncor Energy Inc.

Refining and Marketing Gross Margins(1)

Refining and marketing gross margins were influenced by the following:

●	On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $48.25/bbl in the first quarter of 2026, from $38.00/bbl in the prior year quarter, primarily due to higher benchmark crack spreads and improved location differentials associated with the company’s regional markets. Margin capture(1) was 99% compared to Suncor’s 5-2-2-1 index in the first quarter of 2026.
●	On a FIFO basis, Suncor’s refining and marketing gross margin increased to $59.10/bbl in the first quarter of 2026, from $36.70/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the first quarter of 2026, the FIFO method of inventory valuation resulted in a gain of $518 million compared to a loss of $60 million in the prior year quarter, for a favourable quarter-over-quarter impact of $578 million.

Expenses and Other Factors

Operating expenses increased in the first quarter of 2026, compared to the prior year quarter, primarily due to increased share-based compensation expense and higher commodity input costs. Transportation expenses increased compared to the prior year quarter, primarily due to increased global export sales opportunities.

Refining operating expense per barrel(1) of $6.75 in the first quarter of 2026 was comparable to $6.75 in the prior year quarter, as increased refinery production offset higher commodity input costs.

Planned Maintenance Update

There are no updates to the planned maintenance activities affecting the R&M segment as discussed in the 2025 annual MD&A.

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)

The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2026 First Quarter Suncor Energy Inc. 17

Management’s Discussion and Analysis

Corporate and Eliminations

Financial Highlights

	Three months ended March 31
($ millions)	2026	2025
Loss before income taxes	(722)	(215)
Adjusted for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	139	(14)
Adjusted operating loss(1)	(583)	(229)
Corporate	(302)	(301)
Eliminations – Intersegment profit (eliminated) realized	(281)	72
Adjusted funds used in operations(1)	(630)	(349)
Free funds deficit(1)	(641)	(356)

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $302 million in the first quarter of 2026, which was comparable to a loss of $301 million in the prior year quarter. Increased share-based compensation expense in the current quarter was largely offset by an operational foreign exchange gain in the current quarter compared to a loss recognized in the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the first quarter of 2026, the company deferred $281 million of intersegment profit compared to a realization of $72 million in the prior year quarter. The deferral of intersegment profit in the first quarter of 2026 was primarily driven by a strengthening of benchmark crude pricing in the current quarter.

Corporate and Eliminations adjusted funds used in operations were $630 million for the first quarter of 2026, compared to adjusted funds used in operations of $349 million in the prior year quarter, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

18 2026 First Quarter Suncor Energy Inc.

4. Income Tax

	Three months ended March 31
($ millions)	2026	2025
Current income tax expense	777	648
Deferred income tax recovery	(51)	(47)
Income tax expense included in net earnings	726	601
Less: Income tax (recovery) expense on adjusted operating earnings adjustments	(31)	14
Income tax expense included in adjusted operating earnings	757	587
Effective tax rate	25.7%	26.2%

The provision for income taxes in the first quarter of 2026 increased to $726 million, compared to $601 million in the prior year quarter, primarily due to higher taxable earnings. In the first quarter of 2026, the company's effective tax rate on net earnings decreased compared to the prior year quarter, primarily due to higher earnings and no material changes to the permanent items impacting total tax expense in the current quarter.

2026 First Quarter Suncor Energy Inc. 19

Management’s Discussion and Analysis

5. Capital Investment Update

Capital Expenditures by Type, Excluding Capitalized Interest

	Three months ended
			March 31, 2026	March 31, 2025
	Asset Sustainment and	Economic
($ millions)	Maintenance(1)	Investment(2)	Total	Total
Oil Sands
Oil Sands Base	144	78	222	242
In Situ	62	82	144	142
Fort Hills	36	141	177	123
Syncrude	149	36	185	202
E&P	—	107	107	191
R&M	179	51	230	180
Corporate and Eliminations	10	1	11	7
	580	496	1 076	1 087
Capitalized interest on debt			41	58
Total capital expenditures			1 117	1 145

(1)	Asset sustainment and maintenance capital expenditures include capital investments that are intended to deliver on existing value by ensuring compliance with regulators and other stakeholders and maintaining current processing capacity.
(2)	Economic investment capital expenditures include capital investments that are expected to result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

During the first quarter of 2026, the company incurred $1.076 billion of capital expenditures, excluding capitalized interest, compared to $1.087 billion in the prior year quarter. Suncor capitalized $41 million of its borrowing costs in the first quarter of 2026 as part of the cost of major development assets and construction projects in progress, compared to $58 million in the prior year quarter.

Economic investment capital expenditures in the first quarter of 2026 included:

●	The ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels and initiatives to add incremental capacity at In Situ.
●	Advancing the second opening at the Fort Hills North Pit mine.
●	Progressing the Mildred Lake Mine Extension East project and preparation for autonomous haul system conversion at Syncrude.
●	Progressing the West White Rose project within the E&P segment, which is nearing completion.
●	Enhancing R&M sales and marketing business, including continued strategic investment in specific company-owned retail sites.

Asset sustainment and maintenance capital expenditures in the first quarter of 2026 included:

●	Planned maintenance and turnaround activity, mine tailing development to support ongoing operations, and other maintenance projects within the Oil Sands segment.
●	Planned maintenance and turnaround activity and ongoing sustainment of refinery, retail and logistics assets within the R&M segment.

20 2026 First Quarter Suncor Energy Inc.

6. Financial Condition and Liquidity

Indicators

	Twelve months ended March 31
	2026	2025
Return on capital employed (ROCE)(1)(2) (%)	12.4	12.8
Net debt to adjusted funds from operations(1) (times)	0.5	0.6
Total debt to total debt plus shareholders’ equity(1) (%)	18.1	18.7
Net debt to net debt plus shareholders’ equity(1) (%)	13.0	14.4

(1)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	For the twelve months ended March 31, 2026, and the twelve months ended March 31, 2025, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

Capital Resources

Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2026 capital spending program of $5.6 billion to $5.8 billion, and to meet working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements, and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.

Available Sources of Liquidity

For the three months ended March 31, 2026, cash and cash equivalents decreased to $3.271 billion from $3.650 billion as at December 31, 2025. The use of cash in the first quarter of 2026 was primarily due to the company’s shareholder returns, including the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) and the payment of dividends, and the company’s capital expenditures exceeding the company’s cash flow provided by operating activities.

As at March 31, 2026, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 24 days.

As at March 31, 2026, available credit facilities for liquidity purposes were $5.263 billion, compared to $5.219 billion as at December 31, 2025.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects will help the company maintain its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders’ Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at March 31, 2026, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 24.4% (December 31, 2025 – 24.3%). The company also continues to be in compliance with all operating covenants under its debt agreements.

2026 First Quarter Suncor Energy Inc. 21

Management’s Discussion and Analysis

Change in Debt

Three months ended
($ millions)	March 31, 2026
Total debt(1) – beginning of period	9 987
Decrease in long-term debt	—
Decrease in short-term debt	—
Foreign exchange on debt, and other	126
Total debt(1) – March 31, 2026	10 113
Less: Cash and cash equivalents – March 31, 2026	3 271
Net debt (1) – March 31, 2026	6 842

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt increased in the first quarter of 2026, primarily due to unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2025.

As at March 31, 2026, Suncor’s net debt was $6.842 billion, compared to $6.337 billion as at December 31, 2025. The increase in net debt was primarily due to a decrease in cash and cash equivalents and the factors discussed above.

Common Shares

March 31,
(thousands)	2026
Common shares	1 184 187
Common share options – exercisable	1 871
Common share options – non-exercisable	1 812

As at April 30, 2026, the total number of common shares outstanding was 1,180,745,189 and the total number of exercisable and non-exercisable common share options outstanding was 3,149,378. Once vested, each outstanding common share option is exercisable for one common share.

22 2026 First Quarter Suncor Energy Inc.

Share Repurchases

			Maximum	Maximum	Number of
	Commencement		Shares	Shares	Shares
(thousands of common shares)	Date	Expiry	for Repurchase	Repurchase (%)	Repurchased
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	54 151
2026 NCIB	March 3, 2026	March 2, 2027	118 700	10	7 263

Between March 3, 2026, and April 30, 2026, pursuant to Suncor’s current NCIB, Suncor repurchased 7,262,538 common shares on the open market, representing the equivalent of 0.6% of its common shares as at February 18, 2026, for $625 million, at a weighted average price of $86.07 per common share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such repurchases will be determined by Suncor. The company believes that repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term strategy.

	Three months ended March 31
($ millions, except as noted)	2026	2025
Share repurchase activities (thousands of common shares)	11 072	13 600
Weighted average repurchase price per share (dollars per share)	74.51	55.15
Share repurchase cost(1)	825	750

(1)	The three months ended March 31, 2025, excludes $48 million of taxes paid on share repurchase costs.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including payments in respect of contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2025 annual MD&A, with no material updates to note during the three months ended March 31, 2026. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

2026 First Quarter Suncor Energy Inc. 23

Management’s Discussion and Analysis

7. Quarterly Financial Data

Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.

Financial Summary

Three months ended	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
($ millions, unless otherwise noted)	2026	2025	2025	2025	2025	2024	2024	2024
Total production (mbbls/d)
Oil Sands	798.8	845.4	812.2	748.4	790.9	817.5	776.0	716.0
Exploration and Production	76.4	63.6	57.8	59.7	62.3	57.5	52.6	54.6
Total upstream production	875.2	909.0	870.0	808.1	853.2	875.0	828.6	770.6
Refinery crude oil processed (mbbls/d)	497.8	504.2	491.7	442.3	482.7	486.2	487.6	430.5
Gross revenues	15 422	12 733	13 565	12 749	13 330	13 657	13 905	14 014
Net earnings	2 100	1 476	1 619	1 134	1 689	818	2 020	1 568
Per common share – basic (dollars)	1.77	1.23	1.34	0.93	1.36	0.65	1.59	1.22
Adjusted operating earnings(1)	2 300	1 325	1 794	873	1 629	1 566	1 875	1 626
Per common share(1)(2) (dollars)	1.93	1.10	1.48	0.71	1.31	1.25	1.48	1.27
Adjusted funds from operations(1)	4 030	3 218	3 831	2 689	3 045	3 493	3 787	3 397
Per common share(1)(2) (dollars)	3.39	2.68	3.16	2.20	2.46	2.78	2.98	2.65
Cash flow provided by operating activities	2 435	3 921	3 785	2 919	2 156	5 083	4 261	3 829
Per common share(2) (dollars)	2.05	3.27	3.13	2.38	1.74	4.05	3.36	2.98
Free funds flow(1)	2 913	1 699	2 347	981	1 900	1 923	2 232	1 350
Per common share(1)(2) (dollars)	2.45	1.42	1.94	0.80	1.53	1.53	1.76	1.05
ROCE(1) (%) for the twelve months ended	12.4	11.3	11.0	11.1	12.8	13.0	15.6	15.6
Net debt(1)	6 842	6 337	7 147	7 673	7 559	6 861	7 968	9 054
Common share information (dollars)
Dividend per common share(2)	0.60	0.60	0.57	0.57	0.57	0.57	0.55	0.55
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	92.01	60.92	58.24	51.01	55.72	51.31	49.92	52.15
New York Stock Exchange (US$)	66.11	44.36	41.81	37.45	38.72	35.68	36.92	38.10

(1)	Such financial measure is a non-GAAP financial measure or contains a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings, adjusted funds from operations, net debt, free funds flow, and ROCE are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Quarterly Report to Shareholders (Quarterly Report) issued by Suncor in respect of the relevant quarter, which information is incorporated by reference herein and is available on SEDAR+ at www.sedarplus.ca.
(2)	Presented on a basic per share basis.

24 2026 First Quarter Suncor Energy Inc.

Business Environment

		Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
(average for the three months ended)		2026	2025	2025	2025	2025	2024	2024	2024
WTI crude oil at Cushing	US$/bbl	72.15	59.15	64.95	63.70	71.40	70.30	75.15	80.55
Dated Brent crude	US$/bbl	80.95	63.70	69.10	67.80	75.70	74.70	80.25	84.90
Dated Brent/Maya FOB price differential	US$/bbl	15.45	9.70	8.80	10.10	11.10	11.85	13.90	12.05
MSW at Edmonton	Cdn$/bbl	93.85	76.55	86.40	84.25	95.30	94.95	98.00	105.25
WCS at Hardisty	US$/bbl	58.00	47.95	54.55	53.50	58.75	57.75	61.65	67.00
WCS-WTI heavy/light differential	US$/bbl	(14.15)	(11.20)	(10.40)	(10.20)	(12.65)	(12.55)	(13.50)	(13.55)
SYN-WTI (differential) premium	US$/bbl	(0.40)	(1.30)	1.35	1.00	(2.35)	0.85	1.30	2.80
Condensate at Edmonton	US$/bbl	71.65	57.00	63.10	63.50	69.90	70.65	71.30	77.15
Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.90	2.20	0.60	1.65	2.05	1.45	0.65	1.10
Alberta Power Pool Price	Cdn$/MWh	32.15	43.00	51.30	40.50	39.80	51.50	55.35	45.15
New York Harbor 2-1-1 crack(1)	US$/bbl	35.40	29.90	29.95	25.90	21.05	18.80	21.05	24.75
Chicago 2-1-1 crack(1)	US$/bbl	23.05	21.50	26.40	22.05	14.65	13.85	19.35	18.85
Portland 2-1-1 crack(1)	US$/bbl	38.25	31.75	42.05	38.20	22.30	20.95	20.35	29.30
Gulf Coast 2-1-1 crack(1)	US$/bbl	32.55	27.15	27.10	23.20	20.85	17.00	18.90	22.10
U.S. Renewable Volume Obligation	US$/bbl	8.75	6.10	6.40	6.15	4.75	4.05	3.90	3.40
Suncor custom 5-2-2-1 index(2)	US$/bbl	35.70	32.00	31.20	27.85	26.80	24.25	26.05	26.70
Exchange rate (average)	US$/Cdn$	0.73	0.72	0.73	0.72	0.70	0.71	0.73	0.73
Exchange rate (end of period)	US$/Cdn$	0.72	0.72	0.72	0.73	0.69	0.69	0.74	0.73

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2025 annual MD&A.

2026 First Quarter Suncor Energy Inc. 25

Management’s Discussion and Analysis

8. Other Items

Accounting Policies and New IFRS Standards

Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of the 2025 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2025.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2025, and in the Accounting Policies and Critical Accounting Estimates section of the 2025 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2025, note 9 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2026, and the Financial Condition and Liquidity section of the 2025 annual MD&A.

Control Environment

Based on their evaluation as at March 31, 2026, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2026, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its 2026 corporate guidance ranges, previously released on December 11, 2025, reflecting a 10% increase in refining network nameplate capacity to 511,000 bbls/d, which resulted in refinery utilization guidance changing from 99%–102% to 90%–93%. Refinery throughput guidance remains unchanged at 460,000–475,000 bbls/d.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

26 2026 First Quarter Suncor Energy Inc.

9. Non-GAAP and Other Financial Measures Advisory

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, refining and marketing margin capture, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Adjusted Operating Earnings (Loss)

Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

●	The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.
●	The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.
●	The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.
●	The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.
●	The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.
●	The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.
●	The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.
●	The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2026 First Quarter Suncor Energy Inc. 27

Management’s Discussion and Analysis

ROCE and ROCE Excluding Impairments and Impairment Reversals

ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

For the twelve months ended March 31
($ millions, except as noted)		2026	2025
Adjustments to net earnings
Net earnings		6 329	6 095
(Deduct) add after-tax amounts for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(221)	393
Net interest expense		349	267
Adjusted net earnings(1)	A	6 457	6 755
Capital employed – beginning of twelve-month period
Net debt(2)		7 559	9 552
Shareholders’ equity		44 834	44 308
		52 393	53 860
Capital employed – end of twelve-month period
Net debt(2)		6 842	7 559
Shareholders’ equity		45 776	44 834
		52 618	52 393
Average capital employed	B	52 178	52 690
ROCE (%)(3)	A/B	12.4	12.8

(1)	Total before-tax impact of adjustments is $227 million for the twelve months ended March 31, 2026, and $799 million for the twelve months ended March 31, 2025.
(2)	Net debt is a non-GAAP financial measure.
(3)	For the twelve months ended March 31, 2026, and the twelve months ended March 31, 2025, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

28 2026 First Quarter Suncor Energy Inc.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	1 516	1 675	382	158	1 650	672	(722)	(215)	—	—	2 826	2 290
Adjustments for:
Depreciation, depletion and amortization	1 235	1 199	175	171	276	257	45	36	—	—	1 731	1 663
Accretion	130	124	19	16	4	3	—	—	—	—	153	143
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	139	(14)	—	—	139	(14)
Change in fair value of financial instruments and trading inventory	141	(68)	(8)	(6)	56	17	—	—	—	—	189	(57)
Gain on disposal of assets	—	—	—	—	(6)	—	(7)	—	—		(13)	—
Share-based compensation	(34)	(86)	(2)	(6)	(14)	(40)	(70)	(171)	—	—	(120)	(303)
Settlement of decommissioning and restoration liabilities	(140)	(79)	(5)	(3)	(13)	(12)	—	—	—	—	(158)	(94)
Other	46	45	1	—	28	5	(15)	15	—	—	60	65
Current income tax expense	—	—	—	—	—	—	—	—	(777)	(648)	(777)	(648)
Adjusted funds from (used in) operations	2 894	2 810	562	330	1 981	902	(630)	(349)	(777)	(648)	4 030	3 045
Change in non-cash working capital											(1 595)	(889)
Cash flow provided by operating activities											2 435	2 156

Free Funds Flow (Deficit)

Free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended March 31	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	2 894	2 810	562	330	1 981	902	(630)	(349)	(777)	(648)	4 030	3 045
Capital expenditures including capitalized interest	(746)	(749)	(128)	(209)	(232)	(180)	(11)	(7)	—	—	(1 117)	(1 145)
Free funds flow (deficit)	2 148	2 061	434	121	1 749	722	(641)	(356)	(777)	(648)	2 913	1 900

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expenses for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.

2026 First Quarter Suncor Energy Inc. 29

Management’s Discussion and Analysis

Refining and Marketing Gross Margin, Margin Capture and Refining Operating Expense

Refining and marketing gross margins, refining and marketing margin capture and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expenses for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Refining and marketing margin capture is calculated by dividing refining and marketing gross margin, on a LIFO basis, by the Suncor custom 5-2-2-1 index. For details on how the 5-2-2-1 index is calculated, see Suncor’s 2025 annual MD&A. Management uses refining and marketing gross margin, refining operating expense and refining and marketing margin capture to measure operating performance on a production barrel basis.

	Three months ended March 31
($ millions, except as noted)	2026	2025
Refining and marketing gross margin reconciliation
Operating revenues	9 129	7 628
Purchases of crude oil and products	(6 256)	(5 922)
	2 873	1 706
Other loss	(86)	(12)
Non-refining and marketing margin	26	(13)
Refining and marketing gross margin – FIFO	2 813	1 681
Refinery production(1) (mbbls)	47 581	45 798
Refining and marketing gross margin – FIFO ($/bbl)	59.10	36.70
FIFO and risk management activities adjustment	(518)	60
Refining and marketing gross margin – LIFO	2 295	1 741
Refining and marketing gross margin – LIFO ($/bbl)	48.25	38.00
Refining operating expense reconciliation
Operating, selling and general expense	673	609
Non-refining costs	(352)	(301)
Refining operating expense	321	308
Refinery production(1) (mbbls)	47 581	45 798
Refining operating expense ($/bbl)	6.75	6.75
Refining and marketing margin capture reconciliation
Refining and marketing gross margin – LIFO ($/bbl)	48.25	38.00
Suncor custom 5-2-2-1 index ($/bbl)	48.95	38.45
Refining and marketing margin capture (%)	99	99

(1)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

30 2026 First Quarter Suncor Energy Inc.

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	March 31	December 31
($ millions, except as noted)	2026	2025
Short-term debt	—	—
Current portion of long-term debt	979	973
Long-term debt	9 134	9 014
Total debt	10 113	9 987
Less: Cash and cash equivalents	3 271	3 650
Net debt	6 842	6 337
Shareholders’ equity	45 776	45 124
Total debt plus shareholders’ equity	55 889	55 111
Total debt to total debt plus shareholders’ equity (%)	18.1	18.1
Net debt to net debt plus shareholders’ equity (%)	13.0	12.3

Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

Oil Sands Price Realizations

	March 31, 2026			March 31, 2025
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
Three months ended	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	2 637	4 877	7 514	2 285	4 856	7 141
Other income	78	101	179	41	57	98
Purchases of crude oil and products	(719)	(132)	(851)	(572)	(37)	(609)
Gross realization adjustment(1)	64	(207)	(143)	(35)	(154)	(189)
Price realization	2 060	4 639	6 699	1 719	4 722	6 441
Sales volumes (mbbls)	25 830	45 899	71 729	22 041	47 567	69 608
Price realization per barrel(2)	79.77	101.08	93.41	78.00	99.27	92.54

(1)	Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.
(2)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

2026 First Quarter Suncor Energy Inc. 31

Management’s Discussion and Analysis

E&P Price Realizations

Three months ended	March 31, 2026			March 31, 2025
	E&P		E&P	E&P		E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	Canada	Other(1)(2)	Segment
Operating revenues	718	243	961	470	259	729
Price realization	718	243		470	259
Sales volumes (mbbls)	6 277			4 344
Price realization per barrel(3)	114.41			108.18

(1)	Reflects other E&P assets, such as Libya, for which price realizations are not provided.
(2)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the first quarter of 2026, revenue included a gross-up amount of $185 million (2025 – $196 million), with an offsetting amount of $107 million (2025 – $106 million) in royalties in the E&P segment and $78 million (2025 – $90 million) in income tax expense recorded at the consolidated level.
(3)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

32 2026 First Quarter Suncor Energy Inc.

10. Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatt
MWh	Megawatt-hour	Financial and Business Environment
		Q1	Three months ended March 31
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend

2026 First Quarter Suncor Energy Inc. 33

Management’s Discussion and Analysis

11. Advisories

Forward-Looking Statements

This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:

●	Suncor’s 2026 Investor Day targets and the expectation that Suncor will achieve its new three-year targets;
●	Suncor’s projection of nearly $4 billion of share repurchases in 2026, an increase of over 30% relative to 2025 share repurchases;
●	the anticipated duration and impact of planned maintenance events, including the planned maintenance at the Syncrude Plant and Mine originally scheduled for the second quarter of 2026 being deferred to the third quarter of 2026;
●	the expected benefits of asset sustainment and maintenance capital expenditures and economic investment capital expenditures;
●	Suncor’s expectation that the design and construction of new well pads to develop additional reserves will maintain existing production levels and add incremental capacity at In Situ;
●	Suncor’s expectation that the West White Rose project in the E&P segment is nearing completion;
●	statements regarding Suncor’s planned 2026 capital spending program of $5.6 billion to $5.8 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;
●	the objectives of Suncor’s short term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;
●	the company’s priority regarding the management of debt levels and liquidity given the company’s long term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects will help the company manage project costs and debt levels;
●	statements about the company’s NCIB, including the belief that repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders and its expectation that its decision to allocate cash to repurchase shares will not affect its long-term strategy; and
●	the company’s belief that it does not have any guarantees or off balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign

34 2026 First Quarter Suncor Energy Inc.

operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates, currency exchange rates and potential trade tariffs (including as a result of demand and supply effects resulting from the actions of OPEC+ and/or the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine and/or the impact of changes to the U.S. government economic policy); heightened geopolitical tensions, including the imposition or escalation of economic sanctions, export controls and trade restrictions, which may result in the disruption of global and regional supply chains; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2025 annual MD&A, the 2025 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2026 First Quarter Suncor Energy Inc. 35